August 29, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Keira Ino, Lisa Vanjoske and Sonia Barros

RE:	Select Medical Holdings Corporation
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 21, 2008 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff as an exhibit to this letter. In addition, we also include a marked copy of Amendment No. 1 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 1.
General
1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Response:
     The Company notes the Staff’s comment and will file a pre-effective amendment containing pricing related information prior to circulating the Prospectus.

Securities and Exchange Commission
August 29, 2008

2.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
Response:
     The Company notes the Staff’s comment and will include in a pre-effective amendment a bona fide price range in accordance with the Staff’s interpretation.
3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
Response:
     The Company notes the Staff’s comment and has attempted to make the appropriate changes to the applicable portions of the Prospectus in accordance with the Staff’s examples.
4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
Response:
     The Company notes the Staff’s comment and attaches as Exhibit I to this letter proofs of all graphic, visual or photographic information that the Company will provide in the printed Prospectus.
Prospectus Summary, page 1
5.	On pages 3 and 78 you make the statement that you have a diversified base of revenue. Your first risk factor on page 13, however, discusses your dependence on Medicare revenues and how Medicare accounts for almost half of your net operating revenues. Even though Medicare employs distinct payment methodologies, you are still heavily dependent on Medicare. Please revise your disclosure to provide additional support for your notion that you have a diversified base of revenue, or consider deleting such statements.
Response:
     The Company accepts the Staff’s comment and has deleted the statements relating to the Company having a diversified base of revenue on pages 3 and 82 of the Prospectus.

Securities and Exchange Commission
August 29, 2008

6.	We refer to your statement on pages 3 and 78 that you have established a track record of improving the financial performance of your facilities due to your “disciplined” approach. Please describe what about your approach makes it “disciplined.”
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 82 of the Prospectus to describe that the Company’s disciplined approach includes regular review of specific financial metrics of the Company’s business to determine trends in its revenue generation, expenses, billing and cash collection. Based on the ongoing analysis of such trends, the Company makes adjustments to its operations to optimize its financial performance and cash flow.
7.	Please reconcile your reference to expense reduction on page 3 with the fact that your operating expenses increased in 2007 compared to 2006 and in the interim 2008 period as compared to the interim 2007 period.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 3 and 82 of the Prospectus to change the reference of “expense reduction” to “expense management.”
8.	Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide additional disclosure regarding any negative aspects of your experiences and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. Your current risk factors subsection is not sufficient.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 3 and 4 of the Prospectus to provide additional disclosure regarding negative aspects of the Company’s experiences and prospects.
Risk Factors, page 13
General
9.	Many of your risk factors as currently written are overly technical and rely too much on jargon and acronyms. Please revise so that the description is provided in plain, clear English. For example, please consider the following:
•	Avoid the use of industry jargon and describe what you mean by phrases such as “Medicare admissions thresholds” and “prospective payment systems.”

Securities and Exchange Commission
August 29, 2008

•	Avoid the use of acronyms, such as CMS, HIH, MSA, SCHIP, LTCH, LTCH-PPS, IPPS, LTC-DRG, SSO, DRG, RTI, IRF and GAO.

•	Avoid long sentences.
Response:
     The Company notes the Staff’s comment and has revised the disclosure in the Risk Factors section of the Prospectus to attempt to use plain, clear English and to avoid the use of long sentences wherever practicable. The Company respectfully submits, however, that acronyms such as CMS, HIH, MSA, SCHIP, LTCH, LTCH-PPS, IPPS, LTC-DRG, SSO, DRG, IRF and GAO are standard for the Company’s industry, and that the deletion of such terms would make the disclosure less clear and potentially more confusing to investors. The Company believes that potential health care investors would expect to see such terminology in the disclosure and will be familiar with each of these terms.
10.	We note that the registrant has a holding company structure and a substantial amount of indebtedness. You should include an appropriate risk factor that would disclose the amount of all material debts or debt securities, identify the obligor(s) and disclose any potentially adverse effects that shareholders could suffer.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 22 and 23 of the Prospectus to add a risk factor that discloses the amount of all material debts or debt securities, identifies the obligors and discloses the potentially adverse effects that stockholders could suffer due to the Company’s holding company structure.
11.	We refer to your statement on page 96 that you must comply with standards relating to the privacy of individually identifiable health information. Please consider adding a risk factor to discuss the impact on your business of federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information. To that effect, we also note Select Medical Corporation’s recent settlement with the Texas Attorney General’s office in which the charges alleged violation of state laws governing the disposal of customer records that contain sensitive personal information.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 19 of the Prospectus to include a risk factor discussing the impact on the Company’s business related to federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information.

Securities and Exchange Commission
August 29, 2008

Compliance with changes in federal regulations applicable to long term acute care hospitals operated as “hospitals within hospitals” . . ., page 14
12.	Please disclose the Medicare admissions threshold percentage applicable to your business for the fiscal year ended December 31, 2007 and by how much your host admissions exceeded the applicable threshold.
Response:
     The Company notes the Staff’s comment and respectfully submits that there is no uniform Medicare admissions threshold percentage applicable to the Company’s business on a consolidated basis. Rather, under current regulations, admissions thresholds may differ on a hospital by hospital basis, depending upon the location of the hospital and the date its cost reporting period begins. In response to the Staff’s comment, however, the Company has revised the disclosure on page 14 of the Prospectus to disclose that as of December 31, 2007, the Company had 66 long term acute care hospitals, 11 of these hospitals were subject to a maximum 25% Medicare admissions threshold, 22 of these hospitals were subject to a Medicare admissions threshold between 25% and 50%, 31 of these hospitals were subject to a maximum 50% Medicare admissions threshold and two of these hospitals were grandfathered hospitals and not subject to a Medicare admissions threshold. The Company also respectfully points the Staff to the last paragraph of this risk factor on page 14 of the Prospectus where the Company discloses that, during the year ended December 31, 2007, it recorded a reduction in net operating revenues of approximately $5.9 million related to estimated repayments to Medicare for host admissions exceeding the applicable HIH admissions thresholds. The Company believes that this figure provides the most useful information to investors on this issue because it shows the impact that the failure to comply with the admissions thresholds had on the Company’s financial results on a consolidated basis.
13.	Please disclose the first fiscal year that will be impacted by the lower Medicare admissions threshold of 25%.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 14 of the Prospectus to disclose that after the expiration of the three year moratorium provided by the SCHIP Extension Acts, the Company expects the adverse financial impact to its net operating revenues and profitability to increase beginning for cost reporting periods on or after December 29, 2010.

Securities and Exchange Commission
August 29, 2008

14.	It appears that these regulations and the lower Medicare admissions thresholds make your strategy of increasing your volume of patients with commercial insurance critical to your future success. If this is the case, please discuss in a separate risk factor how the Medicare admissions thresholds have increased your reliance on this strategy.
Response:
     The Company notes the Staff’s comment and respectfully submits that while it has always been the Company’s strategy to increase its volume of higher margin commercial patients with commercial insurance, this strategy is not critical to the Company’s future success because Medicare patients will always represent a significant portion of the Company’s patient volume. Therefore, the Company respectfully submits that an additional risk factor on this topic is not warranted.
Expiration of the three year moratorium imposed on certain federal regulations . . . ., page 15
15.	Please quantify the expected impact on your business if the May 2007 rule is applied as currently written.
Response:
     The Company notes the Staff’s comment and respectfully submits that it is not practicable to quantify the expected impact on the Company’s business if the May 2007 final rule is applied as currently written. The Company does not have access to all of the data necessary to allow the Company to make such estimates and historical data would not necessarily provide a reliable basis to predict future effects. The SCHIP Extension Act required that the Medicare program postpone significant portions of the May 2007 final rule until the first cost reporting year beginning on or after December 29, 2010, including application of admission thresholds applicable to free-standing long term acute care hospitals and grandfathered long term acute care hospitals operated as “hospitals within hospitals.” Additionally, specific patient data from the referring hospital is required to determine if the admission is to be included in calculating whether the threshold has been exceeded and the use of historical admissions patterns is not a reliable indicator of future admissions data due to the fact that future admissions patterns will change in response to the revised regulatory environment. Notwithstanding the Company’s inability to quantify the impact of the May 2007 final rule, the Company respectfully points the Staff to page 15 of the Prospectus where it states that if the May 2007 final rule is applied as currently written at the end of the three year moratorium, it would adversely affect the Company’s net operating revenues and profitability.

Securities and Exchange Commission
August 29, 2008

The moratorium on the Medicare certification of new long term care hospitals and beds in existing long term care hospitals . . . ., page 15
16.	Please address whether the moratorium would impact your strategy to expand by acquiring additional long term acute care hospitals that you discuss on page 2.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 15 of the Prospectus to state that since the Company may still acquire LTCHs that were in existence prior to December 29, 2007, it does not expect this moratorium to materially impact the Company’s strategy to expand by acquiring additional LTCHs if such LTCHs can be acquired at attractive valuations.
If our long term acute care hospitals fail to maintain their certifications as long term acute care hospitals . . . ., page 16
17.	Please expand this risk factor to discuss what factors may prevent your long term acute care hospitals from maintaining their current certifications or obtaining new certifications.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 17 of the Prospectus to include a discussion of certain factors that may prevent the Company’s LTCHs from maintaining their current certifications or obtaining new certifications.
Implementation of modifications to the admissions policies for our inpatient rehabilitation facilities . . . ., page 17
18.	To the extent that any of your acute medical rehabilitation hospitals did not meet the Medicare certification criteria in the past, please disclose and discuss the impact on your business. Please quantify the impact to the extent practicable.
Response:
     The Company notes the Staff’s comment and respectfully submits that the Company’s acute medical rehabilitation hospitals have always met the Medicare certification criteria, therefore there has been no impact on the Company’s business.

Securities and Exchange Commission
August 29, 2008

Implementation of annual caps that limit the amount that can be paid for outpatient therapy services . . . ., page 18
19.	To the extent practicable, please quantify the impact the annual caps that went into effect on January 1, 2006 had on your revenues and profitability for the fiscal years ended December 31, 2006 and 2007.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 19 of the Prospectus to indicate that, to date, the implementation of the annual therapy cap has had no material adverse affect on the Company’s business. If the exception process to the therapy caps expires and is not renewed, the Company’s future net operating revenues and profitability may be reduced. However, it is not possible to quantify the actual impact of the expiration of the exception process at this time because patient behaviors and referral patterns may change as a result of changes to the regulations and the Company can not anticipate the financial impact on its business.
Future acquisitions may use significant resources . . . ., page 19
20.	We note your disclosure on page 2 that from your inception in 1997 through 2007, you completed six significant acquisitions for approximately $894.8 million in aggregate consideration. Given your history of acquisitions and your intent to pursue future acquisitions, please discuss any problems you have had in the past improving the operations of facilities acquired. To the extent known or easily obtainable, quantify the number of facilities acquired that you have been unable to improve or effectively integrate. Explain how these problems have affected your operations.
Response:
     The Company notes the Staff’s comment and respectfully submits that it has not encountered any significant problems improving or integrating the operations of the facilities acquired in any of the first five significant acquisitions made by the Company. However, the Company is still in the process of integrating the facilities acquired in the HealthSouth acquisition and therefore expects improvements in these facilities to be realized in future periods.

Securities and Exchange Commission
August 29, 2008

Changes in federal or state law limiting or prohibiting certain physician referrals . . . ., page 20
21.	Please quantify the percentage of your hospitals that are physician-owned hospitals, and to the extent practicable, the percentage of your revenue derived from these hospitals.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 20 of the Prospectus to state that (i) six of the Company’s hospitals have physicians as minority owners, (ii) the aggregate revenue of such hospitals was $113.0 million for the year ended December 31, 2007, or approximately 5.7% of the Company’s revenue for the year ended December 31, 2007, and (iii) the average minority ownership of these hospitals was approximately 9% for the year ended December 31, 2007.
Our business operations could be significantly disrupted . . . ., page 20
22. Please disclose in this risk factor the positions of your key employees.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 21 of the Prospectus to specify the positions held by each of its four key employees.
23. Please also disclose if you maintain any key life insurance policies for your key employees.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 21 of the Prospectus to state that the Company does not maintain key life insurance policies for any of its employees.
Concentration of ownership among our existing executives, directors and principal stockholders . . . ., page 21
24.	Please also include the percentage ownership represented by any shares of common stock that your executives, directors and principal stockholders can acquire that are underlying options.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 22 of the Prospectus to provide a placeholder for the percentage ownership represented by shares of common stock that certain directors and executive officers can acquire that are underlying options. No principal stockholders of the Company currently own any options.

Securities and Exchange Commission
August 29, 2008

The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
Our substantial indebtedness may limit the amount of cash flow . . . ., page 21
25.	Please separate this discussion into two risk factors with separate subheadings, one related to how your substantial indebtedness may limit the amount of available cash flow and the other related to compliance with financial covenants.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 23 and 24 of the Prospectus to separate the risk factor captioned “Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business, and our senior secured credit facility requires Select to comply with certain financial covenants, the default of which may result in the acceleration of certain of our indebtedness” into two risk factors, one related to how the Company’s substantial indebtedness may limit the amount of available cash flow and the other related to compliance with financial covenants.
26.	In the first risk factor, please quantify the amount or percentage of cash flow from operations that you dedicate to payments on your indebtedness.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 23 of the Prospectus to quantify the amount of cash flow from operations that was dedicated to payments on its indebtedness for the year ended December 31, 2007 and the six month period ended June 30, 2008, respectively.
27.	In the second risk factor, please disclose the key ratios and if Select has ever defaulted on compliance with any ratios.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 23 and 24 of the Prospectus to disclose the current key financial ratios in its covenants and has provided disclosure indicating that Select has never defaulted on compliance with any such ratios.

Securities and Exchange Commission
August 29, 2008

You will suffer immediate and substantial dilution, page 24
28.	Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 26 of the Prospectus to include a placeholder for the requested information. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
29.	Please revise to disclose the current number of shares that are issuable or will be issuable upon completion of this offering under your options and other employee benefit plans, and the weighted average exercise price of these convertible securities.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 26 of the Prospectus to state that, as of August 26, 2008, 1,780,839 options were exercisable at an average exercise price of $1.64.
Forward-Looking Statements, page 26
30.	Please delete the phrase that reads, “You should not place undue reliance on these forward-looking statements.” Although we do not object to the other cautionary language in this section, this sentence could be read as a disclaimer of information in your filing.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 29 of the Prospectus by deleting the phrase that read “You should not place undue reliance on these forward-looking statements.”
Use of Proceeds, page 27
31.	For any portion of the indebtedness that will be paid off by the use of proceeds, please describe the use of the proceeds of such indebtedness.
Response:
     The Company notes the Staff’s comment and respectfully submits that the indebtedness that will be paid off with proceeds from the offering was not incurred within the last year and therefore the use of the proceeds of such indebtedness that will be paid off

Securities and Exchange Commission
August 29, 2008

need not be described as provided by Instruction 4 to Item 504 of Regulation S-K and would not provide useful information to investors.
32.	Please expand the first bullet to disclose the amounts of the indebtedness to be paid off that are attributable to the lenders who are affiliates of the underwriters.
Response:
     The Company accepts the Staff’s comment and has revised page 30 of the Prospectus to include a placeholder for the requested information. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
33.	Please consider adding a new risk factor that discusses the risks and consequences associated with the fact that you will expend most of the proceeds of the offering to pay down indebtedness held by affiliates of the underwriters, compensate your officers, pay preferred stockholders and reimburse the selling stockholders. If the preferred stockholders and selling stockholders are affiliates, your discussion should address the fact that a significant portion of the proceeds will go to affiliates of the company, identify those affiliates and disclose the amounts to be paid to them.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 27 and 28 of the Prospectus to add a new risk factor that discusses the fact that a significant portion of the proceeds of the offering will be used to pay down indebtedness held by affiliates of the underwriters, compensate the Company’s officers under the Long Term Cash Incentive Plan, pay preferred stockholders and reimburse the selling stockholders, all of whom are either sponsors, directors or executive officers of the Company. The Company has included a table in the new risk factor to disclose the amounts to be paid to the Company’s sponsors, directors and executive officers with the proceeds of this offering. The table includes placeholders for the requested information. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
34.	Provide disclosure of the value of outstanding stock options and restricted stock based on the IPO price as required by paragraphs 180 and 182 of the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation “Practice Aid.”
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 53 of the Prospectus to provide the requested disclosure as recommended in paragraph 180

Securities and Exchange Commission
August 29, 2008

of the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company notes the recommended disclosures found in paragraph 182 of the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation and respectfully submits that additional disclosures are not required because the Company has obtained contemporaneous valuations performed by unrelated valuation specialists.
Recent Trends and Events, page 41
35.	In an appropriate section in the prospectus, please describe any continuing obligations you have pursuant to your acquisition agreement with HealthSouth.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 44 of the Prospectus to state that under the stock purchase agreement pursuant to which the Company acquired the outpatient rehabilitation division of HealthSouth Corporation, it has certain ongoing obligations to HealthSouth, including, (i) indemnification obligations for breaches of representations and warranties and covenants, post-closing taxes and certain other matters, (ii) to reasonably cooperate with HealthSouth regarding litigation and other liabilities retained by HealthSouth, including by providing access to books and records, (iii) to not solicit certain HealthSouth employees until January 27, 2009 and (iv) severance obligations for certain former employees of HealthSouth that worked for the facilities that were transferred to Select in connection with the acquisition.
36.	We note that Amendment No. 2 increased the general exception to the prohibition on asset sales under your senior secured credit facility from $100.0 million to $200.0 million. To the extent you have any plans, arrangements or understandings to sell your assets in the near term, please discuss any such plans, arrangements or understandings.
Response:
     The Company notes the Staff’s comment and respectfully points the Staff to the balance sheet on page F-46 of the Prospectus where it is disclosed that as of June 30, 2008, the Company held assets for sale in the amount of approximately $13.95 million, which principally relates to certain real estate of the Company. The Company further respectfully submits that it has no other plans, arrangements or understandings to sell any other assets in the near term. The Company supplementally informs the Staff that the Company requested the increase in the exception for asset sales after its sale of Canadian Back Institute Limited for approximately US $79.0 million in 2006, which used up a significant portion of the allowed exception that existed prior to the execution of Amendment No. 2.

Securities and Exchange Commission
August 29, 2008

37.	Please disclose the financial covenants there were relaxed by Amendment No. 2. To the extent that the covenants were relaxed to avoid violation of the covenants, please expand your disclosure to discuss.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 44 of the Prospectus to specify that the interest expense coverage ratio and leverage ratio covenants were relaxed by Amendment No. 2 to its Credit Agreement. The Company further respectfully submits that such covenants were not relaxed to avoid the violation of the existing terms of the covenants by the Company, but rather were revised to accommodate the Company’s incurrence of additional indebtedness in anticipation of its HealthSouth acquisition.
Liquidity and Capital Resources, page 66
38.	Please expand your disclosure on page 69 to evaluate separately your ability to meet your liquidity requirements over the long term, as required by our MD&A Interpretive Release (December 2003), Release No. 34-48960.
Response:
     The Company accepts the Staff’s comment and has expanded the disclosure on page 73 of the Prospectus to discuss liquidity requirements over the long term as required by MD&A Interpretive Release (December 2003), Release No. 34-48960.
Business, page 73
39.	Please provide a more robust discussion of the development of your business. For example, we note your statement that you have completed six significant acquisitions since your inception. Please briefly describe how these significant acquisitions have contributed to the development of your business and discuss their material terms. For the HealthSouth acquisition and any other material acquisitions you completed during the past five years, please disclose the assets acquired and the obligations and rights both obtained and granted. Also disclose the amounts and forms of consideration for each material acquisition including the amount of cash payments, assumption of indebtedness, issuance of equity securities, etc. You should also disclose the amount of debt incurred to finance the cash portion of the consideration, if any.
Response:
     The Company accepts the Staff’s comment and has provided disclosure on page 49 of the Prospectus that the Company has developed 60 specialty hospitals and 255 outpatient rehabilitation facilities since its inception in 1997, and has added disclosure on pages 85 and 86 of the Prospectus to provide further details on the Company’s six significant acquisitions. The Company respectfully submits that it has not disclosed the sources of funding for the first

Securities and Exchange Commission
August 29, 2008

five significant acquisitions, however, because such acquisitions were made prior to the consummation of the Merger Transactions under a different capital structure and the Company has since paid off in full all indebtedness related to such acquisitions. For these reasons, the Company believes that the disclosure of sources of funds used for such acquisitions would not provide meaningful information to investors. Because the HealthSouth acquisition was made after the consummation of the Merger Transactions, however, the Company has added disclosure on page 44 of the Prospectus that it funded such acquisition through borrowings under its senior secured credit facility and cash on hand.
40.	Please provide a complete description of the Merger Transactions in the Business section, including a description of the formation and capitalization of Holdings, the reasons for the Merger Transactions and other material aspects of the Merger Transactions.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on pages 84 and 85 of the Prospectus to provide a description of the Merger Transactions, including a description of the formation and capitalization of Holdings, the principal reason for the Merger Transactions and other material aspects of the Merger Transactions.
Specialty Hospitals, page 73
41.	Please briefly describe the accreditation process of The Joint Commission and CARF and how you obtained those accreditations.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 78 of the Prospectus to briefly describe the accreditation process of The Joint Commission and CARF and how the Company obtained such accreditations.
42.	We refer to your discussion of the relocation plan in the fifth paragraph on page 74. Please discuss if this plan will change your mix of HIHs and free-standing hospitals, including a discussion of the impact on the numbers and the timing of the changes.
Response:
     The Company notes the Staff’s comment and respectfully points the Staff to the penultimate sentence of the first paragraph on page 79 of the Prospectus which indicates that the significant changes associated with the Company’s relocation plan have already been completed. As noted, as a result of this plan, of the 88 long-term acute care hospitals the Company operated as of June 30, 2008, 66 were operated as HIHs and 22 were operated as free standing hospitals.

Securities and Exchange Commission
August 29, 2008

Outpatient Rehabilitation, page 76
43.	We note that approximately 90% of your net operating revenues in this segment come from commercial payors. Please describe your relationships with any key commercial payors for this segment or for your overall business and disclose the amount they contribute to your net operating revenues. To the extent you have any agreements with such parties, please so indicate and describe the material terms of the agreements. You should also file the agreements as exhibits to the registration statement.
Response:
     The Company notes the Staff’s comment and respectfully submits that the terms of its relationships with any commercial payor are not material to investors and that none of its contracts with commercial payors are required to be filed under Item 601(b)(10) of Regulation S-K. The Company regularly executes contracts with commercial payors in the ordinary course of business. With over 15,000 commercial payor plans within the Company’s outpatient rehabilitation segment, no such plan represents more than 2% of the net operating revenue of the Company’s outpatient rehabilitation segment, which represented only approximately 30% of the Company’s net operating revenues for the year ended December 31, 2007. Therefore, no single commercial payor nor any contract or group of contracts with any commercial payor is individually material to the Company as a whole nor is the Company substantially dependent on any commercial payor or contract or group of contracts with any commercial payor.
Legal Proceedings, page 83
44.	Please consider adding disclosure regarding Select Medical Corporation’s recent settlement with the Texas Attorney General’s office in which the charges alleged violation of state laws governing the disposal of customer records that contain sensitive personal information.
Response:
     The Company notes the Staff’s comment and respectfully submits that Select Medical Corporation’s recent settlement in the amount of $990,000 with the Texas Attorney General’s office is not required to be disclosed under Item 103 of Regulation S-K. Item 103 requires the disclosure of material pending legal proceedings, other than ordinary routine litigation incidental to the business. The claim is no longer pending because it has been settled and the Company made payment in full to the Texas Attorney General’s office on August 11, 2008. In addition, the settlement amount of $990,000 was not material to the Company on a consolidated basis.

Securities and Exchange Commission
August 29, 2008

Compensation Discussion and Analysis, page 107
45.	Please expand your disclosure to discuss the role your CEO plays in setting his own compensation.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 113 of the Prospectus to state that the Company’s Chief Executive Officer and Executive Chairman abstain from voting on matters regarding their respective compensation or any compensation related plans in which they are participants.
Base Salary, page 108
46.	We understand that the compensation committee does not establish compensation levels based on benchmarking but that the committee considers whether the compensation provided is competitive for the health care industry. Please expand your disclosure to describe any data regarding compensation in the health care industry used by the compensation committee in its determination.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 113 of the Prospectus to state that all members of the Company’s compensation committee have extensive experience in the health care industry, including a focus on structuring appropriate executive compensation for health care investment funds and their portfolio companies. In setting the compensation for the named executive officers, the compensation committee members draw on their collective experience in the health care industry and knowledge of investors’ goals. Accordingly, the Company’s compensation committee has not deemed it necessary to review formal compensation data or utilize a formal benchmarking process.
Long Term Cash Incentive Plan, page 109
47.	Please disclose the individual payments that will be made to each of your named executive officers under the Cash Plan as a result of the initial public offering. If you have already disclosed these amounts on page 118, please revise the table on page 118 to state that these are the amounts that will be paid upon completion of this initial public offering.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 117 of the Prospectus to include a table with placeholders for the amounts that each of the named executive officers will be paid under the Cash Plan upon completion of this initial public offering. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.

Securities and Exchange Commission
August 29, 2008

48.	Please disclose whether the payments to holders of your preferred stock who are not selling stockholders in this offering for a portion of the value of their preferred shares will trigger payments under the Cash Plan. If so, please disclose the cumulative and individual amounts to be paid to your named executive officers under the Cash Plan.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 116 of the Prospectus to clarify payments to holders of its preferred stock who are not selling stockholders in this offering will trigger payments under the Cash Plan. The Company has included a table on page 117 of the Prospectus with placeholders for the amounts that each of the named executive officers will be paid under the Cash Plan upon completion of this initial public offering. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
Potential Payments upon Termination or Change in Control, page 115
49.	Please include in the payment amounts disclosed in this section the tax gross-up you may be required to pay applying the assumptions that the triggering event took place on December 31, 2007.
Response:
     The Company notes the Staff’s comment and respectfully points the Staff to the table on page 124 of the Prospectus that is contained in the subsection captioned “Change of Control,” which has a placeholder in the table for the requested information. The requested information will be completed once a price range is determined prior to distributing a preliminary prospectus.
Director Compensation Table, page 118
50.	On page 119 you state that in 2007 you granted options to acquire 10,000 shares of common stock to each of Messrs. Chernow, Dalton and Swergold pursuant to the Director Plan. It appears you have not reflected those options in the table on page 118. Please explain why or revise the table. Please also note that the Instruction to Item 402(k)(2)(iv) of Regulation S-K and Question 127.03 of our Compliance & Disclosure Interpretations on Regulation S-K require that you disclose by footnote the grant date fair value of each equity award granted during your last completed fiscal year.
Response:
     The Company accepts the Staff’s comment and informs the Staff that it has recorded FAS 123R expense with respect to all outstanding option awards, including those made in 2007. The Company has revised the disclosure on page 125 of the Prospectus to state that the grant date fair market value (calculated in accordance with FAS 123R) of the 10,000 options granted to each of Messrs. Chernow, Dalton, Jr., and Swergold on August 15, 2007, was $100.

Securities and Exchange Commission
August 29, 2008

2008 Annual Performance-Based Bonus, page 128
51.	Please disclose the financial performance targets referenced in this section.
Response:
     The Company notes the Staff’s comment and respectfully submits that disclosure of performance targets under the Company’s 2008 performance-based bonus plan would not add to or otherwise affect a fair understanding of named executive officers’ fiscal year 2007 compensation. According to Instruction 2 to Item 402(b), such targets need only be provided for a single fiscal year performance period if such targets “could affect a fair understanding of the named executive officers’ compensation for the last fiscal year.” The targets for 2008 are not relevant to understanding 2007 compensation, when the targets were not achieved and bonuses under the plan were not paid.
Principal and Selling Stockholders, page 129
52.	To the extent you have not already done so, please revise this section or in another appropriate place in your document include a discussion of the private placement transactions where your selling stockholders acquired their shares of preferred or common stock, including any conversion rates, terms and purchase prices.
Response:
     The Company accepts the Staff’s comment and has included disclosure on pages 84 and 85 of the Prospectus to include a discussion of the private placement transactions pursuant to which the selling stockholders acquired their shares in connection with the Merger Transactions. The Company respectfully submits that all other private placement transactions where its selling stockholders acquired their shares of preferred or common stock are disclosed in Item 15 “Recent Sales of Unregistered Securities” on page II-2.
Certain Relationships and Related Transactions, page 131
53.	Please disclose the amount of senior subordinated notes held by each related person and the amount of interest payable on the notes during the last fiscal year. See the Instructions to Item 404(a).
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 137 of the Prospectus to disclose the amount of senior subordinated notes held by each related person and the amount of interest payable on the notes during the last fiscal year.

Securities and Exchange Commission
August 29, 2008

54.	Please expand to disclose the basis on which each person is a related person as required by Item 404(a)(1) of Regulation S-K.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 136 of the Prospectus to disclose the basis on which each person referenced in the caption “Certain Relationships and Related Transactions” is a related person.
55.	Please expand to disclose the approximate dollar value of the amount of each related person’s interest in the transaction. See Item 404(a)(4) of Regulation S-K. For example, for the office space leases, please disclose each related person’s interest in the payments made to the four partnerships.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 137 of the Prospectus to disclose the approximate dollar value of the amount of each related person’s direct or indirect interest in payments made under the office space leases.
56.	For the office space leases, we note your statement that for the year ended December 31, 2007, you paid to these partnerships an aggregate amount of $2.3 million, for office rent, for various improvements to the office space and miscellaneous expenses. We also note your statement that you currently pay approximately $3.2 million per year in rent for the office space leased from these four partnerships. Please revise your disclosure to explain what accounts for the difference.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 137 of the Prospectus to clarify that the difference between the $2.3 million paid for office space leases for the year ended December 31, 2007 and the $3.2 million per year in current rent for the office space leases is due to the fact that lease payments for the office space at 4714 Gettysburg Road only commenced on February 15, 2008.
Description of Capital Stock, page 134
Registration Rights, page 134
57.	Please revise your disclosure to disclose all the persons who have registration rights who are greater than 5% stockholders, officers, directors or otherwise affiliates of the company.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 139 of the Prospectus to disclose all persons who have registration rights who are greater

Securities and Exchange Commission
August 29, 2008

than 5% stockholders, officers, directors or otherwise are affiliates of the Company. The Company respectfully submits that Welsh Carson, Thoma Cressey, Rocco A. Ortenzio, Robert A. Ortenzio and individuals affiliated with Welsh Carson are the only 5% stockholders, officers, directors or affiliates of the Company that have such registration rights.
58.	Please delete the reference to Form S-2 as this form for registration no longer exists.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 140 of the Prospectus by deleting the reference to Form S-2.
Description of Indebtedness, page 138
59.	We refer to the third bullet point under the subsection “Prepayments.” Please address whether the initial public offering triggers this mandatory prepayment obligation under the senior secured credit facility and whether your use of proceeds to pay off a portion of the outstanding loans under the facility satisfies this obligation.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 144 of the Prospectus to disclose that the initial public offering triggers the mandatory prepayment obligation under the Company’s senior secured credit facility and a portion of the net proceeds from the offering will be used to pay off a portion of the outstanding term loans under the Company’s senior secured credit facility in satisfaction of such prepayment obligation.
Underwriters, page 148
60.	On page 150, you state that “certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement.” Please revise to provide a further description of the dealings that have been engaged in with the underwriters and their affiliates and the fees that have been paid to date.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page 155 of the Prospectus to provide a further description of the dealings that have been engaged in with the underwriters and their affiliates and disclose that these services were provided for customary fees.

Securities and Exchange Commission
August 29, 2008

Item 16. Exhibits and Financial Statement Schedules, page II-3
61.	Please file all exhibits as promptly as practicable. We note, for example, that you have not yet filed the legal opinion. Please note that we will need time to review all exhibits once filed.
Response:
     The Company notes the Staff’s comment and will file all exhibits as promptly as practicable and will provide the Staff with adequate time to review all exhibits once filed.
Consolidated Financial Statements, page F-1
62.	Your financial statements are now stale. Please update your financial statements to include the periods ended June 30, 2007 and 2008. Refer to Rule 3-12 of Regulation S-X.
Response:
     The Company accepts the Staff’s comment and has updated the financial statements in the Prospectus to include the periods ended June 30, 2007 and June 30, 2008.
Notes to Consolidated Financial Statements, page F-8
1. Organization and Significant Accounting Policies, page F-8
Stock Options, Page F-14
63.	Please revise your disclosure here, as it is stated that no compensation cost was recognized for options from January 1, 2005 through February 24, 2005, while the pro forma reconciliation appears to indicate that approximately $88 million was recognized.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page F-14 of the Prospectus to remove the statement that no compensation cost was recognized for options from January 1, 2005 through February 24, 2005.

Securities and Exchange Commission
August 29, 2008

64.	Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure. Provide quantitative and qualitative disclosures explaining the difference between the expected offering price and the fair value of your common stock. Provide us the number of stock options granted or restricted shares issued from August 1, 2007 to the date of your response, the fair value of the underlying common stock used at each date and the amount of stock compensation to be recognized.
Response:
     The Company notes the Staff’s comment and respectfully submits the following table that provides the number of stock options granted from August 1, 2007 through the date of this letter. There has been no restricted stock issued during this time period. The table also provides detail on the number of options granted, the option exercise price, the fair value of the option and the fair value of a share of common stock that was used in computing the fair value of the option. The options expire ten years from their grant date and vest evenly over five years on each anniversary of the grant date.

	Number		Fair		Fair
	of		Value		Value of
	Options	Exercise	of		Common
Grant Date	Granted	Price	Option		Stock
	(in thousands, except per share amounts)
August 15, 2007	760	2.50	0.01		0.98
November 14, 2007	106	2.50	0.01		0.98
February 13, 2008	200	2.50	0.01		0.98
May 13, 2008	28	2.50	0.01		0.98
August 20, 2008	374	3.00	(a	)	(a	)

(a)	amounts to be determined based upon the pricing or estimated pricing of a share of common stock to be sold through this registration statement.
     The Company engaged a valuation specialist that estimated the per share fair value of the Company’s common equity and fair value of the employee stock options issued by the Company on August 15, 2007. The valuation specialist used the Black-Scholes Option Pricing Model to determine the fair value of the option. Because the number of options granted on November 14, 2007, February 13, 2008 and May 13, 2008 were small and the value would not be material to the financial statements of the Company, the Company chose not to incur the substantial cost of having an independent valuation of its stock performed by a valuation specialist on these grant dates. The Company utilized the August 15, 2007 valuation data for grants made on these dates.
     The valuation performed on August 15, 2007 utilized the Company’s historical results as well as the Company’s approved budget for 2008. The Compensation Committee

Securities and Exchange Commission
August 29, 2008

of the Board of Directors sets the exercise price of options independent of any fair value estimate computed by the valuation specialist engaged by the Company.
     The decision to pursue a possible registration of the Company’s common stock was made at the Company’s May 13, 2008 board meeting and prompted by the potential for improved financial performance of the Company resulting from the Medicare, Medicaid and SCHIP Extension Act of 2007 signed into law on December 29, 2007.
2. Acquisitions, page F-16
For the Year Ended December 31, 2007, page 17
65.	Please disclose the primary reasons for acquiring substantially all of the outpatient rehabilitation division of HealthSouth Corporation, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page F-17 of the Prospectus to disclose the primary reasons for acquiring substantially all of the outpatient rehabilitation division of HealthSouth Corporation and the factors that contributed to a purchase price that resulted in recognition of goodwill.
10. Stock Options
66.	Explain why a discount needed to be applied for lack of control and lack of marketability in order to determine the fair value of the common stock. Explain why these factors were not already reflected in the starting market value you used. Also explain how you determined the amount of discount to be used.
Response:
     The Company notes the Staff’s comment and respectfully submits that the Company has consistently engaged valuation specialists to determine the fair value of its restricted stock awards and stock option grants. The majority of the Company’s outstanding restricted stock and stock options were issued upon the completion of the Merger Transaction. A discount was applied to the price that the controlling stockholders paid for the common stock in the Merger Transaction to determine the fair value of the restricted stock that was issued. The Company’s independent valuation specialist performed various analyses to estimate appropriate discounts for lack of control and lack of marketability. A combination of these two discounts was used by the specialist to recommend the combined discount. The report of the specialist outlines the following reasons for the discounts.

Securities and Exchange Commission
August 29, 2008

Discount for Lack of Control
     The discount for lack of control, otherwise known as a discount for minority interest, reflects a reduction in value due to the absence of elements of control that do not accrue to minority stockholders such as:
•	Election of directors and appointment of management;

•	Determination of management compensation and perquisites;

•	Declaration and payment of dividends;

•	Acquisition or sale of treasury shares;

•	Acquisition or liquidation of assets or the firm itself;

•	Establishment of policies and alteration of the course of business;

•	Diversification through acquisitions or internal development;

•	Consolidation through divestiture or merger;

•	Selection of suppliers;

•	Alteration of articles and bylaws; and

•	Right to liquidate, dissolve, sell out, or recapitalize.
     The specialist used two methodologies to derive indications of the discount for lack of control. These two methodologies were: (1) an analysis of closed-end funds and (2) Mergerstat Review acquisition premiums.
Discount for Lack of Marketability
     A discount for lack of marketability is applied to a minority interest in the equity of a privately-held company due to the fact that a stockholder in a privately-held company has no ready market for his or her interest other than by a private sale to another partner or a willing buyer. In order to quantify this discount, the specialist utilized two methodologies. These two methodologies were: (1) a protective put analysis and (2) discount studies, particularly the Management Planning, Inc. and Emory studies, with consideration given to the factors of the Mandelbaum case.
     For grants occurring after the Merger Transaction, the Company contemporaneously engaged a valuation specialist to estimate the per share fair value of the Company’s common equity on a minority, non-marketable basis. For purposes of estimating the fair value of the Company’s common equity, the specialist utilized the version of the Income Approach referred to as “The Probability-Weighted Expected Return Method” (the Probability Method) as described in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Probability Method estimates the value of common stock based upon an analysis of future values for the enterprise assuming various future outcomes. The specialist’s model included an initial public offering, sale and continued operation as a viable private enterprise.

Securities and Exchange Commission
August 29, 2008

67.	Provide the disclosure required by paragraph 179a of the Practice Aid by month or quarter. Also expand the disclosure to include 2005 in all tables or explain why it is not necessary.
Response:
     The Company accepts the Staff’s comment and has revised the disclosure on page F-30 of the Prospectus in response to the Staff’s comment.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2210. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Bryan T. Bennett
Exhibits (via overnight delivery)

cc:	Richard D. Truesdell, Jr., Esq.
Michael E. Tarvin, Esq.
Carmen J. Romano, Esq.
Stephen M. Leitzell, Esq.

Exhibit I

WA
OR
CA
NV
ID
MT
WY
UT
AZ
NM
CO
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
DC
Inpatient Rehabilitation Facilities
Long Term Acute Care Hospitals
Outpatient Rehab Facilities

Note: Facilities as of 30 June 2008